

Mailstop 4631

December 8, 2016

<u>Via E-Mail</u>
William Golden
General Counsel and Secretary
Precision Aerospace Components, Inc.
351 Camer Drive
Bensalem, PA 19020

> **Re:** **Precision Aerospace Components, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 23, 2016**
> **File No. 000-30185**

Dear Mr. Golden:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Craig Slivka, for

                        Pamela Long
                        Assistant Director
                        Office of Manufacturing and
                        Construction